                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                            REPORT OF FOREIGN ISSUER


                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2003

                             CAMPBELL RESOURCES INC.
                               (Registrant's Name)

                          1155, University, Suite 1405,
                                Montreal, Quebec
                                 Canada H3B 3A7
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F  x   Form 40-F
                                   ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  x
                                    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Filed with this Form 6-K is the following which are incorporated herein by reference:

99.1 Material Change Report - Form 27 dated October 30, 2003 : Campbell reaches agreement for partial repayment of loan through issuance of common shares. The agreement also permits the previously announces conversion of interests held by the partners in Corporation Copper Rand into shares of Campbell.

         Work will resume at the Copper Rand Project.

         Press release dated October 31, 2003 included

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   CAMPBELL RESOURCES INC.



                                   /s/   Lorna D. MacGillivray
                                   ---------------------------------------------
                                   LORNA D. MACGILLIVRAY
                                   Vice President, Secretary and General Counsel


DATE: November 4, 2003

                                  EXHIBIT INDEX


99.1 Material Change Report - Form 27 dated October 30, 2003 : Campbell reaches agreement for partial repayment of loan through issuance of common shares. The agreement also permits the previously announces conversion of interests held by the partners in Corporation Copper Rand into shares of Campbell.

         Work will resume at the Copper Rand Project.

         Press release dated October 31, 2003 included